Westcore Trust
1290 Broadway, Suite 1100
Denver, CO 80203

June 6, 2016

Via EDGAR Correspondence

Mr. Jay Williamson
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Westcore Trust (the “Registrant”)
File Nos. 002-75677; 811-03373
SEC Comment/Response Letter filed April 19, 2016

Dear Mr. Williamson:

On behalf of the Registrant, set forth in the numbered paragraphs below are the oral comments provided by you on May 5, 2016 as a follow-up to the Registrant’s correspondence filing dated April 19, 2016 related to Post-Effective Amendment No. 89 (“PEA 89”). The Registrant completed its Rule 485(b) filing on April 29, 2016. Capitalized terms not otherwise defined herein shall have the meanings given to them in the Registrant’s registration statement.

Prospectus Comments:

1.	Staff Comment: The Staff reiterated its view that disclosure in footnote number 2 to the “Annual Fund Operating Expenses” table in the Summary Section for the Westcore Growth Fund should indicate that the Adviser may recoup certain fees waived or expenses reimbursed under the terms of the contractual waiver.

Registrant’s Response: Under the terms of the contractual waiver, the Adviser is unable to collect on or make a claim for waived fees or reimbursed expenses at any time in the future.

2.	Staff Comment: The Staff reiterated its view that with respect to Westcore Global Large-Cap Dividend Fund’s principal investment strategies, companies with a market capitalization of $5 billion are not considered “large-cap” companies in the Staff’s view.

Registrant’s Response: The Registrant will consider the comment in connection with the Trust’s next annual update.

* * *

If you have any questions or further comments, please contact the undersigned at (720) 947-5968.

Very truly yours,

/s/ Richard C. Noyes
Richard C. Noyes
Secretary of Westcore Trust

cc:	Jasper R. Frontz, Denver Investment Advisors LLC
Peter H. Schwartz, Esq., Davis Graham & Stubbs LLP